No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2014

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

GREATER NOIDA, India, February 5, 2014 - Honda Motorcycle & Scooter India Pvt. Ltd., Honda’s sole two-wheeler company in India announced its plan to Establish Fourth Motorcycle Plant in India, at 12th Auto Expo 2014 Press conference.

Exhibit 2:

On February 12, 2014, Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal third quarter and the nine months ended December 31, 2013 with Financial Services Agency in Japan.

Exhibit 3:

CELAYA, Mexico, February 21, 2014 - Honda continued the expansion of its manufacturing operations in North America, by celebrating the production start of the redesigned 2015 Honda Fit at a new, technologically-advanced automobile plant of Honda de Mexico, S.A. de C.V..

Exhibit 4:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 24, 2014, has decided on changes in its Operating Officers as of April 1, 2014 and June 2014 and has decided on a plan for changes in its Directors as of June 2014. Those changes in its Directors as of June 2014 are subject to approval at the General Meeting of Shareholders of the Company scheduled to be held in June 2014.

Exhibit 5:

TAPUKARA, India, February 24, 2014 - Honda Cars India Limited, Honda’s automobile manufacture and distribution company in India, started the production of cars from its Tapukara Plant in Distt. Alwar, Rajasthan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Kohei Takeuchi
Kohei Takeuchi
Operating Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: March 5, 2014

Honda to Establish Fourth Motorcycle Plant in India

GREATER NOIDA, India, February 5, 2014 - Honda Motorcycle & Scooter India Pvt. Ltd. (HMSI), Honda’s sole two-wheeler company in India announced its Exciting, Aggressive and Ambitious Roadmap for India, at a high voltage 12th Auto Expo 2014 Press conference.

Announcing major milestone in Honda history in India, Takanobu Ito (President, CEO & Representative Director, Honda Motor Company, Japan) announced,

“HMSI sales volumes have already reached 2nd position for Honda’s two wheeler business worldwide. We believe India may soon be top market for Honda. Today I am happy to announce Honda will reach closer to customers with a new 4th plant at Gujarat. We will invest an additional Rs. 1,100 crore for creating new 1.2 million units annual capacity.”

Since 2011, HMSI has aggressively grown from 1 to 3 plants to better realize its vision to provide superior quality products with speed and affordability. With existing three plants covering North and South India, Honda wanted to reach closer to vast market in West which contributes over 25% to HMSI business.

In order to serve customers more efficiently with speed, Honda has announced its new Fourth plant in the Ahmedabad district of Gujarat. The fourth plant is scheduled to become operational in 2015 with an initial annual production capacity of 1.2 million units.

This capacity expansion plan will increase HMSI’s total annual production capacity to 5.8 million units, including 1.6 million units at first plant (Haryana), 1.2 million units at second plant (Rajasthan) and 1.8 million units at third plant (Karnataka).

For details, please refer to the website of Honda Motor Co., Ltd

http://world.honda.com/news/2014/2140205Motorcycle-Scooter-India/index.html

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2013

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2013 and December 31, 2013

	Yen (millions)
Assets	March 31, 2013	December 31, 2013
	unaudited	unaudited
Current assets:
Cash and cash equivalents	¥1,206,128	¥1,214,594
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥7,885 million at March 31, 2013 and ¥7,510 million at December 31, 2013 (note 3)	1,005,981	1,035,190
Finance subsidiaries-receivables, net (notes 2 and 3)	1,243,002	1,477,091
Inventories (note 4)	1,215,421	1,318,174
Deferred income taxes	234,075	210,023
Other current assets (notes 3, 5 and 9)	418,446	456,037

Total current assets	5,323,053	5,711,109

Finance subsidiaries-receivables, net (notes 2 and 3)	2,788,135	3,407,530

Investments and advances:
Investments in and advances to affiliates (note 3)	459,110	582,026
Other, including marketable equity securities (notes 3 and 5)	209,680	287,745

Total investments and advances	668,790	869,771

Property on operating leases:
Vehicles	2,243,424	2,704,860
Less accumulated depreciation	400,292	477,112

Net property on operating leases	1,843,132	2,227,748

Property, plant and equipment, at cost:
Land	515,661	520,332
Buildings	1,686,638	1,836,040
Machinery and equipment	3,832,090	4,345,096
Construction in progress	288,073	317,642

	6,322,462	7,019,110
Less accumulated depreciation and amortization	3,922,932	4,321,819

Net property, plant and equipment	2,399,530	2,697,291

Other assets, net of allowance for doubtful accounts of ¥22,754 million at March 31, 2013 and ¥22,306 million at December 31, 2013 (notes 3 and 9)	612,717	633,470

Total assets	¥13,635,357	¥15,546,919

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2013 and December 31, 2013

	Yen (millions)
Liabilities and Equity	March 31, 2013	December 31, 2013
	unaudited	unaudited
Current liabilities:
Short-term debt	¥1,238,297	¥1,460,223
Current portion of long-term debt	945,046	1,100,448
Trade payables:
Notes	31,354	24,917
Accounts	956,660	951,867
Accrued expenses (note 10)	593,570	553,334
Income taxes payable	48,454	48,832
Other current liabilities (note 9)	275,623	345,422

Total current liabilities	4,089,004	4,485,043

Long-term debt, excluding current portion	2,710,845	3,427,700
Other liabilities (notes 6 and 10)	1,630,085	1,667,022

Total liabilities	8,429,934	9,579,765

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares at March 31, 2013 and at December 31, 2013; issued 1,811,428,430 shares at March 31, 2013 and at December 31, 2013	86,067	86,067
Capital surplus	171,117	171,117
Legal reserves	47,583	48,986
Retained earnings (notes 1(c) and 11(a))	6,001,649	6,297,510
Accumulated other comprehensive income (loss), net (notes 5, 6, 7 and 9)	(1,236,792)	(798,542)
Treasury stock, at cost 9,131,140 shares at March 31, 2013 and 9,136,201 shares at December 31, 2013	(26,124)	(26,145)

Total Honda Motor Co., Ltd. shareholders’ equity	5,043,500	5,778,993

Noncontrolling interests (note 1(c))	161,923	188,161

Total equity	5,205,423	5,967,154

Commitments and contingent liabilities (note 10)
Total liabilities and equity	¥13,635,357	¥15,546,919

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the nine months ended December 31, 2012 and 2013

	Yen (millions)
	December 31, 2012	December 31, 2013
	unaudited	unaudited
Net sales and other operating revenue	¥7,132,987	¥8,745,205

Operating costs and expenses:
Cost of sales (note 6)	5,294,606	6,484,067
Selling, general and administrative (note 6)	1,024,922	1,225,873
Research and development	404,638	450,277

	6,724,166	8,160,217

Operating income	408,821	584,988

Other income (expenses):
Interest income	19,921	17,540
Interest expense	(8,943)	(9,661)
Other, net (notes 5 and 9)	(28,982)	(38,633)

	(18,004)	(30,754)

Income before income taxes and equity in income of affiliates	390,817	554,234

Income tax expense (note 1(e)):
Current	104,081	168,527
Deferred	46,661	51,853

	150,742	220,380

Income before equity in income of affiliates	240,075	333,854

Equity in income of affiliates (note 1(f))	69,640	95,084

Net income	309,715	428,938

Less: Net income attributable to noncontrolling interests	18,318	25,339

Net income attributable to Honda Motor Co., Ltd.	¥291,397	¥403,599

	Yen
	December 31, 2012	December 31, 2013
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 13):	¥161.68	¥223.94

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2012 and 2013

	Yen (millions)
	December 31, 2012	December 31, 2013
	unaudited	unaudited
Net income	¥309,715	¥428,938

Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	104,013	356,124
Unrealized gains (losses) on available-for-sale securities, net	(3,889)	22,647
Unrealized gains (losses) on derivative instruments, net	(493)	(241)
Pension and other postretirement benefits adjustments (note 6)	6,112	69,298

Other comprehensive income (loss), net of tax (note 7)	105,743	447,828

Comprehensive income (loss)	415,458	876,766
Less: Comprehensive income attributable to noncontrolling interests	21,560	34,917

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	¥393,898	¥841,849

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the three months ended December 31, 2012 and 2013

	Yen (millions)
	December 31, 2012	December 31, 2013
	unaudited	unaudited
Net sales and other operating revenue	¥2,425,792	¥3,020,889

Operating costs and expenses:
Cost of sales (note 6)	1,800,557	2,208,846
Selling, general and administrative (note 6)	354,767	425,949
Research and development	138,527	157,520

	2,293,851	2,792,315

Operating income	131,941	228,574

Other income (expenses):
Interest income	5,561	5,620
Interest expense	(2,812)	(3,849)
Other, net (notes 5 and 9)	(44,913)	(13,733)

	(42,164)	(11,962)

Income before income taxes and equity in income of affiliates	89,777	216,612

Income tax expense (note 1(e)):
Current	30,295	65,519
Deferred	(2,199)	14,592

	28,096	80,111

Income before equity in income of affiliates	61,681	136,501

Equity in income of affiliates (note 1(f))	21,411	31,631

Net income	83,092	168,132

Less: Net income attributable to noncontrolling interests	5,651	7,400

Net income attributable to Honda Motor Co., Ltd.	¥77,441	¥160,732

	Yen
	December 31, 2012	December 31, 2013
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 13):	¥42.97	¥89.18

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2012 and 2013

	Yen (millions)
	December 31, 2012	December 31, 2013
	unaudited	unaudited
Net income	¥83,092	¥168,132

Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	256,312	190,374
Unrealized gains (losses) on available-for-sale securities, net	8,339	4,197
Unrealized gains (losses) on derivative instruments, net	(842)	(587)
Pension and other postretirement benefits adjustments (note 6)	1,846	(12,096)

Other comprehensive income (loss), net of tax (note 7)	265,655	181,888

Comprehensive income (loss)	348,747	350,020
Less: Comprehensive income attributable to noncontrolling interests	10,736	11,778

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	¥338,011	¥338,242

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the nine months ended December 31, 2012 and 2013

	Yen (millions)
	December 31, 2012	December 31, 2013
	unaudited	unaudited
Cash flows from operating activities:
Net income	¥309,715	¥428,938
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases (note 1(g))	240,115	327,932
Depreciation of property on operating leases	182,193	253,920
Deferred income taxes	46,661	51,853
Equity in income of affiliates	(69,640)	(95,084)
Dividends from affiliates	36,053	17,027
Provision for credit and lease residual losses on finance subsidiaries-receivables	5,890	15,828
Impairment loss on property on operating leases	3,501	2,798
Loss (gain) on derivative instruments, net	29,941	(24,656)
Decrease (increase) in assets:
Trade accounts and notes receivable	45,104	42,855
Inventories	(143,483)	(9,686)
Other current assets	44,359	10,633
Other assets	(21,006)	(16,228)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(162,593)	(33,090)
Accrued expenses	(12,676)	(33,446)
Income taxes payable	10,354	(2,323)
Other current liabilities	41,107	56,701
Other liabilities	(10,198)	(47,431)
Other, net	(42,709)	(76,044)

Net cash provided by operating activities	532,688	870,497

Cash flows from investing activities:
Increase in investments and advances	(15,031)	(33,959)
Decrease in investments and advances	15,786	32,342
Payments for purchases of available-for-sale securities	—	(35,771)
Proceeds from sales of available-for-sale securities	682	6,614
Payments for purchases of held-to-maturity securities	(3,611)	(19,146)
Proceeds from redemptions of held-to-maturity securities	9,207	1,762
Capital expenditures	(440,479)	(519,034)
Proceeds from sales of property, plant and equipment	27,487	20,475
Proceeds from insurance recoveries for damaged property, plant and equipment	4,665	6,800
Acquisitions of finance subsidiaries-receivables	(1,438,155)	(2,159,681)
Collections of finance subsidiaries-receivables	1,344,809	1,748,239
Purchases of operating lease assets	(573,890)	(833,232)
Proceeds from sales of operating lease assets	286,709	440,102

Net cash used in investing activities	(781,821)	(1,344,489)

Cash flows from financing activities:
Proceeds from short-term debt	4,981,439	7,016,475
Repayments of short-term debt	(4,741,729)	(6,910,816)
Proceeds from long-term debt	823,496	1,348,115
Repayments of long-term debt	(795,247)	(897,783)
Dividends paid (note 11(a))	(95,521)	(106,335)
Dividends paid to noncontrolling interests	(6,045)	(8,703)
Sales (purchases) of treasury stock, net	(3)	(21)
Other, net (note 1(g))	(22,122)	(27,653)

Net cash provided by financing activities	144,268	413,279

Effect of exchange rate changes on cash and cash equivalents	16,254	69,179

Net change in cash and cash equivalents	(88,611)	8,466
Cash and cash equivalents at beginning of period	1,247,113	1,206,128

Cash and cash equivalents at end of period	¥1,158,502	¥1,214,594

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2013 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2013.

(b)	Basis of Presenting Consolidated Financial Statements

The Company and its Japanese subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. GAAP.

(c)	Changing in Fiscal Year-end of a Subsidiary

Effective April 1, 2013, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existing three month differences between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period represents a change in accounting principle and has been reported by retrospective application. The impacts on the retained earnings and noncontrolling interests as of April 1, 2012 are ¥6,023 million and ¥1,658 million, respectively. Honda believes the effect of the retrospective application is not material to the Company’s consolidated financial statements as of and for the nine months and the three months ended December 31, 2012, and therefore the Company’s consolidated financial statements have not been retrospectively adjusted, except for the adjustment to retained earnings and noncontrolling interests as of April 1, 2012.

(d)	Adoption of New Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This amendment requires reporting entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income.

Honda adopted ASU 2013-02, effective April 1, 2013, and discloses in accompanying note 7 to consolidated financial statements. This adoption has no impact on the Honda’s financial position or results of operations.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Accounting Policies Specifically Applied for Quarterly Consolidated Financial Statements

Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the nine months ended December 31, 2013. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

(f)	Impairment Loss on Investments in Affiliates

For the nine months ended December 31, 2012, Honda recognized impairment loss of ¥7,273 million, net of tax, on certain investments in affiliates which have quoted market values because of other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market price. The impairment loss is included in equity in income of affiliates in the accompanying consolidated statement of income. For the three months ended December 31, 2012 and for the nine months and the three months ended December 31, 2013, Honda did not recognize any significant impairment losses.

(g)	Immaterial Corrections of the Prior Year’s Consolidated Statements of Cash Flows

Adjustments have been made to correct previous immaterial understatements in both depreciation excluding property on operating leases, which is included in cash flows from operating activities, and payments of other debt, which is included in other, net in cash flows from financing activities, in the consolidated statements of cash flows for the nine months ended December 31, 2012. These adjustments increased previously reported net cash provided by operating activities and decreased previously reported net cash provided by financing activities by ¥20,508 million for the nine months ended December 31, 2012.

(2) Allowances for Finance Subsidiaries-receivables

	Yen (millions)
	March 31, 2013	December 31, 2013
Finance subsidiaries-receivables
Allowance for credit losses	¥17,828	¥20,704
Allowance for losses on lease residual values	3,354	2,497

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3) Credit Quality of Finance Receivables and Allowance for Credit Losses

The finance subsidiaries of the Company provide retail lending and leasing to customers and wholesale financing to dealers primarily to support sales of our products. Honda classifies retail and direct financing lease receivables (consumer finance receivables) derived from those services as finance subsidiaries-receivables. Operating leases are classified as property on operating leases. Certain finance receivables related to sales of inventory are included in trade accounts and notes receivable and other assets in the consolidated balance sheets.

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2013 and December 31, 2013:

	Yen (millions)
	March 31, 2013	December 31, 2013
Retail	¥3,865,430	¥4,697,593
Direct financing lease	448,672	471,852
Wholesale flooring	389,562	420,119
Commercial loans	42,433	61,841

Total finance receivables	4,746,097	5,651,405
Less:
Allowance for credit losses	19,716	22,738
Allowance for losses on lease residual values	3,354	2,497
Unearned interest income and fees	18,697	19,370

	4,704,330	5,606,800
Less:
Finance receivables included in trade accounts and notes receivables, net	461,450	493,807
Finance receivables included in other assets, net	211,743	228,372

Finance subsidiaries-receivables, net	4,031,137	4,884,621
Less current portion	1,243,002	1,477,091

Noncurrent finance subsidiaries-receivables, net	¥2,788,135	¥3,407,530

Allowance for credit losses

The majority of the credit risk is with consumer financing and to a lesser extent with dealer financing. Credit risk is affected by general economic conditions. The allowance for credit losses is management’s estimate of probable losses incurred on finance receivables.

Consumer finance receivables consist of a large number of smaller-balance homogenous loans and leases and are collectively evaluated for impairment. The finance subsidiaries of the Company utilize various methodologies when estimating the allowance for credit losses including models that incorporate vintage loss and delinquency migration analysis. The models take into consideration attributes of the portfolio including loan-to-value ratios, internal and external credit scores, and collateral types. Economic factors such as used vehicle prices, unemployment rates, and consumer debt service burdens are also incorporated when estimating losses.

Wholesale receivables are considered to be impaired when it is probable that the finance subsidiaries of the Company will be unable to collect all amounts due according to the original terms of the contract. Wholesale receivables are evaluated for impairment on an individual dealer basis. Ongoing evaluations of dealerships are performed to determine whether there is evidence of impairment. Factors can include payment performance, overall dealership financial performance, or known difficulties experienced by the dealership.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Honda regularly reviews the adequacy of the allowance for credit losses. The estimates are based on information available as of each reporting date. However, actual losses may differ from the original estimates as a result of actual results varying from those assumed in our estimates with inherently uncertain items.

The following tables present the changes in the allowance for credit losses on finance receivables for the nine months ended December 31, 2012 and 2013.

For the nine months ended December 31, 2012

	Yen (millions)
	Retail	Direct financing lease	Wholesale	Total
Balance at beginning of period	¥20,497	¥1,151	¥1,401	¥23,049
Provision	4,758	337	151	5,246
Charge-offs	(14,972)	(425)	(303)	(15,700)
Recoveries	5,665	73	14	5,752
Adjustments from foreign currency translation	(128)	34	56	(38)

Balance at end of period	¥15,820	¥1,170	¥1,319	¥18,309

For the nine months ended December 31, 2013

	Yen (millions)
	Retail	Direct financing lease	Wholesale	Total
Balance at beginning of period	¥17,643	¥789	¥1,284	¥19,716
Provision	13,815	245	344	14,404
Charge-offs	(20,432)	(425)	(100)	(20,957)
Recoveries	7,932	73	10	8,015
Adjustments from foreign currency translation	1,276	45	239	1,560

Balance at end of period	¥20,234	¥727	¥1,777	¥22,738

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are charged off when they become 120 days past due or earlier if they have been specifically identified as uncollectible. Wholesale receivables are charged off when they have been individually identified as uncollectible. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are charged off when they have been identified as substantially uncollectible according to the internal standards of each subsidiary.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Delinquencies

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are considered delinquent if more than 10% of a monthly scheduled payment is contractually past due on a cumulative basis. Wholesale receivables are considered delinquent when any principal payments are past due. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are considered delinquent when any principal payments are past due.

The following tables present the age analyses of past due finance receivables at March 31, 2013 and December 31, 2013.

As of March 31, 2013

	Yen (millions)
	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current *	Total finance receivables
Retail
New auto	¥12,947	¥1,805	¥2,607	¥17,359	¥3,247,241	¥3,264,600
Used & certified auto	5,064	643	276	5,983	434,183	440,166
Others	1,213	419	1,353	2,985	157,679	160,664

Total retail	19,224	2,867	4,236	26,327	3,839,103	3,865,430
Direct financing lease	966	161	1,644	2,771	445,901	448,672
Wholesale
Wholesale flooring	205	67	311	583	388,979	389,562
Commercial loans	—	—	—	—	42,433	42,433

Total wholesale	205	67	311	583	431,412	431,995

Total finance receivables	¥20,395	¥3,095	¥6,191	¥29,681	¥4,716,416	¥4,746,097

As of December 31, 2013

	Yen (millions)
	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current *	Total finance receivables
Retail
New auto	¥23,031	¥4,180	¥3,091	¥30,302	¥4,027,839	¥4,058,141
Used & certified auto	8,664	1,521	506	10,691	444,456	455,147
Others	1,844	735	1,754	4,333	179,972	184,305

Total retail	33,539	6,436	5,351	45,326	4,652,267	4,697,593
Direct financing lease	1,164	303	419	1,886	469,966	471,852
Wholesale
Wholesale flooring	80	37	335	452	419,667	420,119
Commercial loans	—	—	136	136	61,705	61,841

Total wholesale	80	37	471	588	481,372	481,960

Total finance receivables	¥34,783	¥6,776	¥6,241	¥47,800	¥5,603,605	¥5,651,405

* Includes recorded investment of finance receivables that are less than 30 days past due.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Credit quality indicators

The collection experience of consumer finance receivables provides an indication of the credit quality of consumer finance receivables. The likelihood of accounts charging off becomes significantly higher once an account becomes 60 days delinquent. The table below segments the Company’s portfolio of consumer finance receivables between groups the Company considers to be performing and nonperforming. Accounts that are delinquent for 60 days or greater are included in the nonperforming group and all other accounts are considered to be performing.

The following tables present the balances of consumer finance receivables by this credit quality indicator at March 31, 2013 and December 31, 2013.

As of March 31, 2013

	Yen (millions)
	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥3,260,188	¥4,412	¥3,264,600
Used & certified auto	439,247	919	440,166
Others	158,892	1,772	160,664

Total retail	3,858,327	7,103	3,865,430
Direct financing lease	446,867	1,805	448,672

Total	¥4,305,194	¥8,908	¥4,314,102

As of December 31, 2013

	Yen (millions)
	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥4,050,870	¥7,271	¥4,058,141
Used & certified auto	453,120	2,027	455,147
Others	181,816	2,489	184,305

Total retail	4,685,806	11,787	4,697,593
Direct financing lease	471,130	722	471,852

Total	¥5,156,936	¥12,509	¥5,169,445

A credit quality indicator for wholesale receivables is the internal risk ratings for the dealerships. Dealerships are assigned an internal risk rating based primarily on their financial condition. At a minimum, risk ratings for dealerships are updated annually and more frequently for dealerships with weaker risk ratings. The table below presents outstanding wholesale receivables balances by the internal risk rating group. Group A includes the loans of dealerships with the highest credit quality characteristics in the strongest risk rating tier. Group B includes the loans of all remaining dealers and are considered to have weaker credit quality characteristics. Although the likelihood of losses can be higher for dealerships in Group B, the overall risk of losses is not considered to be significant.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present the balances of wholesale receivables by this credit quality indicator at March 31, 2013 and December 31, 2013.

As of March 31, 2013

	Yen (millions)
	Group A	Group B	Total
Wholesale
Wholesale flooring	¥236,203	¥153,359	¥389,562
Commercial loans	24,198	18,235	42,433

Total	¥260,401	¥171,594	¥431,995

As of December 31, 2013

	Yen (millions)
	Group A	Group B	Total
Wholesale
Wholesale flooring	¥244,491	¥175,628	¥420,119
Commercial loans	35,759	26,082	61,841

Total	¥280,250	¥201,710	¥481,960

Other finance receivables

Except for the finance subsidiaries-receivables, the other finance receivables about which credit quality information and the allowance for credit losses are required to be disclosed of ¥37,274 million and ¥40,948 million are included in other current assets, investments and advances and other assets in the consolidated balance sheets at March 31, 2013 and December 31, 2013, respectively. Honda estimates, individually, the collectibility of the other finance receivables based on the financial condition of the debtor. The impaired finance receivables amounted to ¥19,562 million and ¥20,195 million at March 31, 2013 and December 31, 2013, respectively, for which the allowance for credit losses were ¥19,541 million and ¥20,178 million at March 31, 2013 and December 31, 2013, respectively.

Regarding the other finance receivables which are not impaired, there are no past due receivables.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4) Inventories

Inventories at March 31, 2013 and December 31, 2013 are summarized as follows:

	Yen (millions)
	March 31, 2013	December 31, 2013
Finished goods	¥726,034	¥777,081
Work in process	53,035	71,321
Raw materials	436,352	469,772

Total	¥1,215,421	¥1,318,174

(5) Investments and Advances-Other

Investments and advances at March 31, 2013 and December 31, 2013 consist of the following:

	Yen (millions)
	March 31, 2013	December 31, 2013
Current
Corporate debt securities	¥1,553	¥11,607
Government bonds	—	2,000
Advances	926	1,132
Certificates of deposit	1,550	1,550
Other	10,846	22,012

Total	¥14,875	¥38,301

Investments and advances due within one year are included in other current assets in the consolidated balance sheets.

	Yen (millions)
	March 31, 2013	December 31, 2013
Noncurrent
Auction rate securities	¥6,928	¥7,061
Marketable equity securities	117,110	156,132
Government bonds	2,000	—
U.S. government agency debt securities	1,068	3,899
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	969	969
Other	10,780	13,099
Guaranty deposits	20,210	19,031
Advances	2,132	2,226
Other	48,483	85,328

Total	¥209,680	¥287,745

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Certain information with respect to available-for-sale securities and held-to-maturity securities at March 31, 2013 and December 31, 2013 are summarized below:

	Yen (millions)
	March 31, 2013	December 31, 2013
Available-for-sale
Cost	¥49,990	¥82,684
Fair value	128,848	200,501
Gross unrealized gains	80,453	118,574
Gross unrealized losses	1,595	757

Held-to-maturity
Amortized cost	¥16,511	¥36,024
Fair value	16,556	36,045
Gross unrealized gains	45	21
Gross unrealized losses	—	—

Maturities of debt securities classified as available-for-sale at December 31, 2013 are as follows:

Yen (millions)
Due within one year	¥2,002
Due after one year through five years	11,382
Due after five years through ten years	9,064
Due after ten years	14,228

Total	¥36,676

Maturities of debt securities classified as held-to-maturity at December 31, 2013 are as follows:

Yen (millions)
Due within one year	¥23,305
Due after one year through five years	17
Due after five years through ten years	10,539
Due after ten years	2,163

Total	¥36,024

There were no significant realized gains and losses from available-for-sale securities included in other income (expenses) – other, net for the nine months and the three months ended December 31, 2012 and 2013.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Gross unrealized losses on available-for-sale securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2013 and December 31, 2013 are as follows:

	Yen (millions)
	March 31, 2013		December 31, 2013
	Fair value	Unrealized losses	Fair value	Unrealized losses
Less than 12 months	¥8,778	¥192	¥7,061	¥105
12 months or longer	8,753	1,403	7,430	652

Total	¥17,531	¥1,595	¥14,491	¥757

Honda does not believe the decline in fair value of any of its investment securities to be other than temporary, based on factors such as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

There were no held-to-maturity securities in a loss position at March 31, 2013 and December 31, 2013.

(6) Pension and Other Postretirement Benefits

In September 2013, certain consolidated subsidiaries in North America amended their existing defined benefit pension plans, effective January 1, 2014, to reduce the benefits in future periods for their employees on or after January 1, 2014.

This plan amendment resulted in a reduction of the projected benefit obligation and recognition of the prior service benefit at the date of the plan amendment which is amortized over the average remaining service period from the date of the plan amendment. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of related plan assets at the date of the plan amendment. The effects of the plan amendment and the remeasurement were recorded in other comprehensive income (loss), net of tax during the three months ended September 30, 2013.

Following this plan amendment, employees of these consolidated subsidiaries could elect to move from the existing defined benefit pension plans to a defined contribution pension plan on January 1, 2014. Consequently, certain employees elected to move to the defined contribution pension plan in October 2013, resulting in a curtailment in the existing defined benefit pension plans. As a result, Honda recognized ¥21,368 million of the prior service benefit included in accumulated other comprehensive income (loss) as a curtailment gain, of which ¥15,407 million is included in cost of sales and ¥5,961 million is included in selling, general and administrative expense in the accompanying consolidated statements of income for the three months ended December 31, 2013. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of plan assets in the existing defined benefit pension plans at the date of the curtailment. The effect of the remeasurement was recorded in other comprehensive income (loss), net of tax during the three months ended December 31, 2013. This plan amendment and curtailment did not have a material impact on pension costs and contributions to the pension plan for the nine months and the three months ended December 31, 2013.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7) Other Comprehensive Income (Loss)

The following tables present the changes in accumulated other comprehensive income (loss) by component for the nine months and the three months ended December 31, 2013.

For the nine months ended December 31, 2013

	Yen (millions)
	Adjustments from foreign currency translation	Unrealized gains (losses) on available-for-sale securities, net	Unrealized gains (losses) on derivative instruments, net	Pension and other postretirement benefits adjustments	Total
Balance at beginning of period	¥(969,583)	¥44,131	¥(237)	¥(311,103)	¥(1,236,792)
Other comprehensive income (loss) before reclassifications *	356,124	22,402	(19)	76,267	454,774
Amounts reclassified from accumulated other comprehensive income (loss)	—	245	(222)	(6,969)	(6,946)

Net current-period other comprehensive income (loss)	356,124	22,647	(241)	69,298	447,828

Less: Other comprehensive income attributable to noncontrolling interests	9,412	38	—	128	9,578

Balance at end of period	¥(622,871)	¥66,740	¥(478)	¥(241,933)	¥(798,542)

*	The tax effects for other comprehensive income (loss) before reclassifications of Pension and other postretirement benefits adjustments include ¥44,842 million loss for the nine months ended December 31, 2013.

For the three months ended December 31, 2013

	Yen (millions)
	Adjustments from foreign currency translation	Unrealized gains (losses) on available-for-sale securities, net	Unrealized gains (losses) on derivative instruments, net	Pension and other postretirement benefits adjustments	Total
Balance at beginning of period	¥(808,930)	¥62,565	¥109	¥(229,796)	¥(976,052)
Other comprehensive income (loss) before reclassifications	190,374	4,177	(478)	(34)	194,039
Amounts reclassified from accumulated other comprehensive income (loss)	—	20	(109)	(12,062)	(12,151)

Net current-period other comprehensive income (loss)	190,374	4,197	(587)	(12,096)	181,888

Less: Other comprehensive income attributable to noncontrolling interests	4,315	22	—	41	4,378

Balance at end of period	¥(622,871)	¥66,740	¥(478)	¥(241,933)	¥(798,542)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present the reclassifications out of accumulated other comprehensive income (loss) by component for the nine months and the three months ended December 31, 2013.

For the nine months ended December 31, 2013

Yen (millions)
Details about accumulated other comprehensive income (loss) components	Amounts reclassified from accumulated other comprehensive income (loss)	Affected line items in the statement where net income is presented
Unrealized gains (losses) on available-for-sale securities, net
	¥(377)	Other income (expenses) - Other, net
	132	Income tax expense

	¥(245)	Net income

Unrealized gains (losses) on derivative instruments, net
	¥358	Other income (expenses) - Other, net
	(136)	Income tax expense

	¥222	Net income

Pension and other postretirement benefits adjustments
	¥11,351	*
	(4,382)	Income tax expense

	¥6,969	Net income

Total reclassifications for the period	¥6,946

For the three months ended December 31, 2013

Yen (millions)
Details about accumulated other comprehensive income (loss) components	Amounts reclassified from accumulated other comprehensive income (loss)	Affected line items in the statement where net income is presented
Unrealized gains (losses) on available-for-sale securities, net
	¥(30)	Other income (expenses) - Other, net
	10	Income tax expense

	¥(20)	Net income

Unrealized gains (losses) on derivative instruments, net
	¥175	Other income (expenses) - Other, net
	(66)	Income tax expense

	¥109	Net income

Pension and other postretirement benefits adjustments
	¥19,253	*
	(7,191)	Income tax expense

	¥12,062	Net income

Total reclassifications for the period	¥12,151

*	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8) Fair Value Measurements

In accordance with the FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”, Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety.

The following tables present the assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and December 31, 2013.

As of March 31, 2013

	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (note 9)	¥—	¥6,538	¥—	¥6,538	¥—	¥—
Interest rate instruments (note 9)	—	32,152	—	32,152	—	—

Total derivative instruments	—	38,690	—	38,690	(18,071)	20,619

Available-for-sale securities
Marketable equity securities	117,110	—	—	117,110	—	117,110
Auction rate securities	—	—	6,928	6,928	—	6,928
Others	584	4,226	—	4,810	—	4,810

Total available-for-sale securities	117,694	4,226	6,928	128,848	—	128,848

Total	¥117,694	¥42,916	¥6,928	¥167,538	¥(18,071)	¥149,467

Liabilities:
Derivative instruments
Foreign exchange instruments (note 9)	¥—	¥(78,934)	¥—	¥(78,934)	¥—	¥—
Interest rate instruments (note 9)	—	(14,639)	—	(14,639)	—	—

Total derivative instruments	—	(93,573)	—	(93,573)	18,071	(75,502)

Total	¥—	¥(93,573)	¥—	¥(93,573)	¥18,071	¥(75,502)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2013

	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (note 9)	¥—	¥9,312	¥—	¥9,312	¥—	¥—
Interest rate instruments (note 9)	—	22,191	—	22,191	—	—

Total derivative instruments	—	31,503	—	31,503	(12,321)	19,182

Available-for-sale securities
Marketable equity securities	156,132	—	—	156,132	—	156,132
Auction rate securities	—	—	7,061	7,061	—	7,061
Others	5,164	32,144	—	37,308	—	37,308

Total available-for-sale securities	161,296	32,144	7,061	200,501	—	200,501

Total	¥161,296	¥63,647	¥7,061	¥232,004	¥(12,321)	¥219,683

Liabilities:
Derivative instruments
Foreign exchange instruments (note 9)	¥—	¥(30,046)	¥—	¥(30,046)	¥—	¥—
Interest rate instruments (note 9)	—	(14,100)	—	(14,100)	—	—

Total derivative instruments	—	(44,146)	—	(44,146)	12,321	(31,825)

Total	¥—	¥(44,146)	¥—	¥(44,146)	¥12,321	¥(31,825)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in ASC 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present the reconciliation during the nine months ended December 31, 2012 and 2013 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

For the nine months ended December 31, 2012

Yen (millions)
Auction rate securities
Balance at beginning of period	¥6,651
Total realized/unrealized gains or losses
Included in earnings	—
Included in other comprehensive income (loss)	—
Purchases, issuances, settlements and sales
Purchases	—
Issuances	—
Settlements	—
Sales	(682)
Foreign currency translation	310

Balance at end of period	¥6,279

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—
Included in other comprehensive income (loss)	—

For the nine months ended December 31, 2013

Yen (millions)
Auction rate securities
Balance at beginning of period	¥6,928
Total realized/unrealized gains or losses
Included in earnings	—
Included in other comprehensive income (loss)	99
Purchases, issuances, settlements and sales
Purchases	—
Issuances	—
Settlements	—
Sales	(790)
Foreign currency translation	824

Balance at end of period	¥7,061

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—
Included in other comprehensive income (loss)	—

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The valuation methodologies for the assets and liabilities measured at fair value on a recurring basis are as follows:

Foreign exchange and interest rate instruments (note 9)

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are estimated by using market observable inputs such as spot exchange rates, discount rates and implied volatility. Fair value measurements for foreign currency forward exchange contracts and foreign currency option contracts are classified as Level 2. The fair values of currency swap agreements and interest rate swap agreements are estimated by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these currency swap agreements and interest rate swap agreements are classified as Level 2.

The credit risk of Honda and its counterparties are considered in the valuation of foreign exchange and interest rate instruments.

Marketable equity securities

The fair value of marketable equity securities is estimated by using quoted market prices. Fair value measurement for marketable equity securities is classified as Level 1.

Auction rate securities

The subsidiary’s auction rate securities holdings were AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States Government, and are guaranteed about 95% by the United States Government. To estimate fair value of auction rate securities, Honda uses third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

Honda measured certain investments in affiliates which have quoted market values at fair value on a nonrecurring basis due to the recognition of impairment loss for the year ended March 31, 2013. The fair value of the investments was ¥68,778 million and estimated by using quoted market price. Fair value measurement for the investments is classified as Level 1.

For the nine months ended December 31, 2013, Honda does not have significant assets and liabilities measured at fair value on a nonrecurring basis.

Honda has not elected the fair value option for the year ended March 31, 2013 and the nine months ended December 31, 2013.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of significant financial instruments at March 31, 2013 and December 31, 2013 are as follows:

	Yen (millions)
	March 31, 2013		December 31, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables *	¥4,278,460	¥4,326,333	¥5,157,522	¥5,190,261
Held-to-maturity securities	16,511	16,556	36,024	36,045
Debt	(4,894,188)	(4,966,318)	(5,988,371)	(6,043,291)

*	The carrying amounts of finance subsidiaries-receivables at March 31, 2013 and December 31, 2013 in the table exclude ¥425,870 million and ¥449,278 million, respectively, of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets. The carrying amounts of finance subsidiaries-receivables at March 31, 2013 and December 31, 2013 in the table also include ¥673,193 million and ¥722,179 million of finance receivables classified as trade accounts and notes receivable and other assets in the consolidated balance sheets, respectively.

The estimated fair values have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair values.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables

The fair values of retail receivables and commercial loans are estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale flooring receivables, the carrying amount of these receivables approximates fair value. Fair value measurements for retail receivables and commercial loans are mainly classified as Level 3.

Held-to-maturity securities

The fair value of Government bonds is estimated by using quoted market prices. Fair value measurement of these Government bonds is classified as Level 1. The fair value of U.S. government agency debt securities is estimated based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurement for these securities is classified as Level 2.

Debt

The fair values of bonds are estimated by using quoted market prices. Fair value measurement of these bonds is mainly classified as Level 1. The fair values of short-term loans and long-term loans are estimated by discounting future cash flows using interest rates currently available for loans of similar terms and remaining maturities. Fair value measurements for these loans are mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9) Risk Management Activities and Derivative Financial Instruments

Honda uses derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates (note 8). Currency swap agreements are used to manage currency risk exposure on foreign currency denominated debt. Foreign currency forward exchange contracts and purchased option contracts are used to hedge currency risk of sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to manage interest rate risk exposure and to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Honda does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda currently does not require or place collateral for these financial instruments with any counterparties.

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements and the notional principal amounts of interest rate swap agreements at March 31, 2013 and December 31, 2013 are as follows:

Derivatives designated as hedging instruments

	Yen (millions)
	March 31, 2013	December 31, 2013
Foreign currency forward exchange contracts	¥23,324	¥27,296

Total foreign exchange instruments	¥23,324	¥27,296

Derivatives not designated as hedging instruments

	Yen (millions)
	March 31, 2013	December 31, 2013
Foreign currency forward exchange contracts	¥724,435	¥614,407
Foreign currency option contracts	4,145	4,327
Currency swap agreements	337,254	367,932

Total foreign exchange instruments	¥1,065,834	¥986,666

Interest rate swap agreements	¥4,063,289	¥4,889,467

Total interest rate instruments	¥4,063,289	¥4,889,467

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Cash flow hedge

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amounts recognized in accumulated other comprehensive income (loss) at March 31, 2013 and December 31, 2013 were ¥237 million loss and ¥478 million loss, respectively. All amounts recorded in accumulated other comprehensive income (loss) as of December 31, 2013 are expected to be recognized in earnings within the next twelve months.

The period that hedges the changes in cash flows related to the risk of foreign currency rate is at most around two months. There are no derivative financial instruments where hedge accounting has been discontinued due to the forecasted transaction no longer being probable. The Company excludes financial instruments’ time value component from the assessment of hedge effectiveness. There is no portion of hedging instruments that has been assessed ineffective.

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

The estimated fair values of derivative instruments at March 31, 2013 and December 31, 2013 are as follows:

As of March 31, 2013

Derivatives designated as hedging instruments

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥—	¥(211)	¥—	¥—	¥(211)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥6,538	¥(78,723)	¥(1,534)	¥(314)	¥(70,337)
Interest rate instruments	32,152	(14,639)	3,907	18,560	(4,954)

Total	¥38,690	¥(93,362)	¥2,373	¥18,246	¥(75,291)

Netting adjustment	(18,071)	18,071

Net amount	¥20,619	¥(75,291)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2013

Derivatives designated as hedging instruments

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥—	¥(1,398)	¥—	¥—	¥(1,398)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥9,312	¥(28,648)	¥3,353	¥1,780	¥(24,469)
Interest rate instruments	22,191	(14,100)	285	13,764	(5,958)

Total	¥31,503	¥(42,748)	¥3,638	¥15,544	¥(30,427)

Netting adjustment	(12,321)	12,321

Net amount	¥19,182	¥(30,427)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The pre-tax effects of derivative instruments on the Company’s results of operations for the nine months and the three months ended December 31, 2012 and 2013 are as follows:

For the nine months ended December 31, 2012

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments	¥(900)	Other income (expenses) - Other, net	¥(105)	Other income (expenses) - Other, net	¥(584)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥(43,703)
Interest rate instruments	Other income (expenses) - Other, net	3,977

Total		¥(39,726)

For the nine months ended December 31, 2013

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments	¥(29)	Other income (expenses) - Other, net	¥358	Other income (expenses) - Other, net	¥(714)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥(31,110)
Interest rate instruments	Other income (expenses) - Other, net	(11,863)

Total		¥(42,973)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended December 31, 2012

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments	¥(1,092)	Other income (expenses) - Other, net	¥264	Other income (expenses) - Other, net	¥(305)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥(66,896)
Interest rate instruments	Other income (expenses) - Other, net	(275)

Total		¥(67,171)

For the three months ended December 31, 2013

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments	¥(769)	Other income (expenses) - Other, net	¥175	Other income (expenses) - Other, net	¥(629)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥(17,959)
Interest rate instruments	Other income (expenses) - Other, net	(3,236)

Total		¥(21,195)

The gains and losses are included in other income (expenses) – other, net on a net basis with related items, such as foreign currency translation.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10) Contingent Liabilities

Honda has entered into various guarantee and indemnification agreements. At March 31, 2013 and December 31, 2013, Honda has guaranteed ¥26,475 million and ¥25,350 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults at March 31, 2013 and December 31, 2013 are ¥26,475 million and ¥25,350 million, respectively. At December 31, 2013, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for the year ended March 31, 2013 and the nine months ended December 31, 2013 are as follows:

	Yen (millions)
	March 31, 2013	December 31, 2013
Balance at beginning of period	¥170,562	¥208,033
Warranty claims paid during the period	(64,942)	(74,425)
Liabilities accrued for warranties issued during the period	97,108	98,443
Changes in liabilities for pre-existing warranties during the period	(8,583)	3,225
Foreign currency translation	13,888	16,055

Balance at end of period	¥208,033	¥251,331

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims. Honda recognizes an accrued liability for loss contingencies when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11) Information Related to Honda Motor Co., Ltd. Shareholders’ Equity

For the nine months ended December 31, 2012

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 21, 2012
Type of shares	Common stock
Total amount of dividends (million yen)	27,034
Dividend per share of common stock (yen)	15.00
Record date	March 31, 2012
Effective date	June 22, 2012
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on July 31, 2012
Type of shares	Common stock
Total amount of dividends (million yen)	34,243
Dividend per share of common stock (yen)	19.00
Record date	June 30, 2012
Effective date	August 24, 2012
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on October 29, 2012
Type of shares	Common stock
Total amount of dividends (million yen)	34,243
Dividend per share of common stock (yen)	19.00
Record date	September 30, 2012
Effective date	November 27, 2012
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the nine months ended December 31, 2012, effective after the period

Resolution	The board of directors meeting on January 31, 2013
Type of shares	Common stock
Total amount of dividends (million yen)	34,243
Dividend per share of common stock (yen)	19.00
Record date	December 31, 2012
Effective date	February 26, 2013
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the nine months ended December 31, 2013

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 19, 2013
Type of shares	Common stock
Total amount of dividends (million yen)	34,243
Dividend per share of common stock (yen)	19.00
Record date	March 31, 2013
Effective date	June 20, 2013
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on July 31, 2013
Type of shares	Common stock
Total amount of dividends (million yen)	36,045
Dividend per share of common stock (yen)	20.00
Record date	June 30, 2013
Effective date	August 26, 2013
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on October 30, 2013
Type of shares	Common stock
Total amount of dividends (million yen)	36,045
Dividend per share of common stock (yen)	20.00
Record date	September 30, 2013
Effective date	November 28, 2013
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the nine months ended December 31, 2013, effective after the period

Resolution	The board of directors meeting on January 31, 2014
Type of shares	Common stock
Total amount of dividends (million yen)	36,045
Dividend per share of common stock (yen)	20.00
Record date	December 31, 2013
Effective date	February 27, 2014
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial Services Business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Segment Information

As of and for the nine months ended December 31, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥964,178	¥5,572,275	¥397,008	¥199,526	¥7,132,987	¥—	¥7,132,987
Intersegment	—	10,709	8,344	9,032	28,085	(28,085)	—

Total	¥964,178	¥5,582,984	¥405,352	¥208,558	¥7,161,072	¥(28,085)	¥7,132,987

Segment income (loss)	¥85,005	¥208,724	¥117,250	¥(2,158)	¥408,821	¥—	¥408,821

Assets	¥981,005	¥5,330,011	¥6,197,252	¥295,000	¥12,803,268	¥(277,946)	¥12,525,322
Depreciation and amortization	¥25,644	¥207,511	¥183,151	¥6,002	¥422,308	¥—	¥422,308
Capital expenditures	¥42,650	¥358,004	¥574,903	¥9,864	¥985,421	¥—	¥985,421

As of and for the nine months ended December 31, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,215,108	¥6,798,093	¥510,428	¥221,576	¥8,745,205	¥—	¥8,745,205
Intersegment	—	13,803	7,749	10,937	32,489	(32,489)	—

Total	¥1,215,108	¥6,811,896	¥518,177	¥232,513	¥8,777,694	¥(32,489)	¥8,745,205

Segment income (loss)	¥122,644	¥330,772	¥133,937	¥(2,365)	¥584,988	¥—	¥584,988

Assets	¥1,255,574	¥6,218,830	¥8,082,774	¥347,236	¥15,904,414	¥(357,495)	¥15,546,919
Depreciation and amortization	¥34,171	¥284,338	¥255,567	¥7,776	¥581,852	¥—	¥581,852
Capital expenditures	¥37,863	¥436,741	¥835,991	¥10,347	¥1,320,942	¥—	¥1,320,942

For the three months ended December 31, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥307,814	¥1,915,552	¥135,329	¥67,097	¥2,425,792	¥—	¥2,425,792
Intersegment	—	2,877	2,827	4,214	9,918	(9,918)	—

Total	¥307,814	¥1,918,429	¥138,156	¥71,311	¥2,435,710	¥(9,918)	¥2,425,792

Segment income (loss)	¥22,803	¥70,926	¥38,136	¥76	¥131,941	¥—	¥131,941

For the three months ended December 31, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥400,149	¥2,372,498	¥175,016	¥73,226	¥3,020,889	¥—	¥3,020,889
Intersegment	—	5,213	2,590	5,380	13,183	(13,183)	—

Total	¥400,149	¥2,377,711	¥177,606	¥78,606	¥3,034,072	¥(13,183)	¥3,020,889

Segment income (loss)	¥34,520	¥154,242	¥42,709	¥(2,897)	¥228,574	¥—	¥228,574

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Explanatory notes:

1.	Segment income (loss) of each segment is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses). Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to ¥250,392 million as of December 31, 2012 and ¥305,906 million as of December 31, 2013, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

5.	Depreciation and amortization of Financial services business include ¥182,193 million for the nine months ended December 31, 2012 and ¥253,920 million for the nine months ended December 31, 2013, respectively, of depreciation of property on operating leases.

6.	Capital expenditure of Financial services business includes ¥573,890 million for the nine months ended December 31, 2012 and ¥833,232 million for the nine months ended December 31, 2013, respectively, of purchase of operating lease assets.

7.	The amounts of Assets and Depreciation and amortization for the nine months ended December 31, 2012 have been corrected from the amounts previously disclosed.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Supplemental Geographical Information

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with additional useful information:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the nine months ended December 31, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,407,673	¥3,343,646	¥360,556	¥1,364,147	¥656,965	¥7,132,987	¥—	¥7,132,987
Transfers between geographic areas	1,426,461	171,692	74,700	275,535	15,572	1,963,960	(1,963,960)	—

Total	¥2,834,134	¥3,515,338	¥435,256	¥1,639,682	¥672,537	¥9,096,947	¥(1,963,960)	¥7,132,987

Operating income (loss)	¥131,759	¥179,858	¥(19,941)	¥108,726	¥25,481	¥425,883	¥(17,062)	¥408,821

Assets	¥3,157,163	¥6,909,128	¥578,799	¥1,335,433	¥630,408	¥12,610,931	¥(85,609)	¥12,525,322
Long-lived assets	¥1,099,664	¥2,265,033	¥117,260	¥353,154	¥125,222	¥3,960,333	¥—	¥3,960,333

As of and for the nine months ended December 31, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,525,930	¥4,276,802	¥467,107	¥1,719,827	¥755,539	¥8,745,205	¥—	¥8,745,205
Transfers between geographic areas	1,557,227	287,851	64,110	358,802	9,615	2,277,605	(2,277,605)	—

Total	¥3,083,157	¥4,564,653	¥531,217	¥2,078,629	¥765,154	¥11,022,810	¥(2,277,605)	¥8,745,205

Operating income (loss)	¥170,834	¥249,015	¥(32,065)	¥163,836	¥31,977	¥583,597	¥1,391	¥584,988

Assets	¥3,358,668	¥8,971,157	¥680,265	¥1,901,843	¥754,394	¥15,666,327	¥(119,408)	¥15,546,919
Long-lived assets	¥1,231,875	¥2,987,988	¥136,349	¥545,648	¥155,123	¥5,056,983	¥—	¥5,056,983

For the three months ended December 31, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥408,108	¥1,196,301	¥113,077	¥490,606	¥217,700	¥2,425,792	¥—	¥2,425,792
Transfers between geographic areas	494,282	49,564	29,729	96,805	4,823	675,203	(675,203)	—

Total	¥902,390	¥1,245,865	¥142,806	¥587,411	¥222,523	¥3,100,995	¥(675,203)	¥2,425,792

Operating income (loss)	¥40,734	¥70,892	¥(3,582)	¥40,572	¥2,662	¥151,278	¥(19,337)	¥131,941

For the three months ended December 31, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥587,390	¥1,486,584	¥153,428	¥552,569	¥240,918	¥3,020,889	¥—	¥3,020,889
Transfers between geographic areas	505,413	104,848	27,332	125,439	3,068	766,100	(766,100)	—

Total	¥1,092,803	¥1,591,432	¥180,760	¥678,008	¥243,986	¥3,786,989	¥(766,100)	¥3,020,889

Operating income (loss)	¥59,366	¥131,128	¥(8,751)	¥50,061	¥7,911	¥239,715	¥(11,141)	¥228,574

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical region is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses).

3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Unallocated corporate assets, included in reconciling items, amounted to ¥250,392 million as of December 31, 2012 and ¥305,906 million as of December 31, 2013, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

6.	The amounts of Assets for the nine months ended December 31, 2012 have been corrected from the amounts previously disclosed.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13) Per Share Data

Basic net income attributable to Honda Motor Co., Ltd. per common share and the bases of computation are as follows:

For the nine months ended December 31, 2012 and 2013

	Yen
	December 31, 2012	December 31, 2013
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥161.68	¥223.94

	Yen (millions)
	December 31, 2012	December 31, 2013
The bases of computation
Net income attributable to Honda Motor Co., Ltd.	¥291,397	¥403,599
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥291,397	¥403,599
Weighted average number of common shares	1,802,299,104 shares	1,802,295,286 shares

* Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.

For the three months ended December 31, 2012 and 2013

	Yen
	December 31, 2012	December 31, 2013
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥42.97	¥89.18

	Yen (millions)
	December 31, 2012	December 31, 2013
The bases of computation
Net income attributable to Honda Motor Co., Ltd.	¥77,441	¥160,732
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥77,441	¥160,732
Weighted average number of common shares	1,802,298,712 shares	1,802,293,973 shares

* Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.

Honda Increases North American Manufacturing Footprint with Production Start of Fuel-Efficient, Subcompact Vehicles at New Auto Plant in Mexico

CELAYA, Mexico, February 21, 2014 - Honda continued the expansion of its manufacturing operations in North America, by celebrating the production start of the redesigned 2015 Honda Fit at a new, technologically-advanced automobile plant of Honda de Mexico, S.A. de C.V. (HDM). The new plant in North America will increase Honda’s ability to meet customer demand for fuel-efficient subcompact models from within the region. Honda celebrated with an event attended by Enrique Pena Nieto, president of Mexico, and Takanobu Ito, president & CEO of Honda Motor Co., Ltd.

The start-up of the Celaya Plant increases Honda’s annual automobile production capacity in North America to approximately 1.92 million units. In 2013, more than 90 percent of the Honda and Acura automobiles sold in the U.S. were produced in North America; this is expected to exceed 95 percent when the Celaya plant reaches full capacity.

Located in Celaya, Guanajuato, the US$800 million plant began production less than two years after construction started in early 2012, and will employ 3,200 associates with an annual capacity of 200,000 vehicles and engines when it reaches full production later this year. In addition to the 2015 Honda Fit, the plant will begin production late this year of an all-new compact SUV.

For details, please refer to the website of Honda Motor Co., Ltd

http://world.honda.com/news/2014/c140221New-Auto-Plant-Mexico/index.html

[Translation]

February 24, 2014

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Notice Concerning Management Changes

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 24, 2014, has decided on changes in its Operating Officers as of April 1, 2014 and June 2014 and has decided on a plan for changes in its Directors as of June 2014. Those changes in its Directors as of June 2014 are subject to approval at the General Meeting of Shareholders of the Company scheduled to be held in June 2014.

Particulars

1. Planned changes in Operating Officers (as of April 1, 2014)

Operating Officers to change titles

Name	New Title	Current Title
Koichi Fukuo	Senior Managing Officer	Managing Officer
Seiji Kuraishi	Managing Officer	Operating Officer
Toshiaki Mikoshiba	Managing Officer	Operating Officer
Yoshi Yamane	Managing Officer	Operating Officer
Takahiro Hachigo	Managing Officer	Operating Officer

Operating Officers to be newly appointed

Name	Current Title
Tetsuo Suzuki	Senior Managing Officer and Director of Honda R&D Co., Ltd. President and Representative Director of Honda Racing Corporation
Issao Mizoguchi	Senior Vice President and Director of Honda South America Ltda. President and Director of Moto Honda da Amazonia Ltda.
Toshihiro Mibe	Managing Officer of Honda R&D Co., Ltd.
Yusuke Hori	Director of Asian Honda Motor Co., Ltd
Tomomi Kosaka	Vice President and Director of Honda of America Mfg. Inc.
Noriaki Abe	General Manager of Overseas Operation Office No.2., Regional Operations (Asia and Oceania)
Toshiyuki Shimabara	General Manager of Motorcycle Production Planning Division, Motorcycle Operations
Yasuhide Mizuno	President of Dongfeng Honda Automobile Co., Ltd.

<As of June 2014>

Officers to retire

Name	Title as of April 1, 2014
Hidenobu Iwata	Senior Managing Officer
Manabu Nishimae	Managing Officer
Hiroshi Kobayashi	Managing Officer
Masahiro Takedagawa	Managing Officer
Katsushi Watanabe	Managing Officer
Hiroshi Sasamoto	Operating Officer
Hiroyuki Yamada	Operating Officer

Mr. Hiroshi Sasamoto is expected to assume the office of President and Representative Director of Yachiyo Industry Co., Ltd., and Mr. Hiroyuki Yamada is expected to assume the office of President and Representative Director of Honda Trading Corporation.

2. Planned changes in Directors (as of June 2014)

Directors to be newly appointed

Name	New Title	Title as of April 1, 2014
Toshihiko Nonaka	Managing Officer and Director	Managing Officer

Current Title
Dr. Hideko Kunii	Director	Deputy President, Professor, Graduate School of Engineering Management and General Manager, Gender Equality Promotion Office, Shibaura Institute of Technology

Dr. Hideko Kunii is a candidate for the outside director defined under the provision of the Companies Act.

Directors to retire

Name	Title as of April 1, 2014
Kensaku Hogen	Director
Takeo Fukui	Director and Advisor

Mr. Takeo Fukui is to become an Advisor of the Company.

Honda Cars India begins car production from its Tapukara plant in Rajasthan

TAPUKARA, India, February 24, 2014 - Honda Cars India Limited, Honda’s automobile manufacture and distribution company in India, started the production of cars from its Tapukara Plant in Distt. Alwar, Rajasthan. Honda Amaze is the first car to roll out from the new plant. The grand ceremony was attended by Vasundhara Raje, Hon’ble Chief Minister, Government of Rajasthan and H.E. Takeshi Yagi, Ambassador of Japan to India. The event also witnessed the attendance of Senior officials from Govt. of Rajasthan, Honda senior management and their business partners.

HCIL plant in Tapukara is the first car manufacturing plant in the state of Rajasthan. Spread over an area of 450 acres, the facility is an integrated manufacturing unit including all functions of Forging, Press Shop, Powertrain shop, Weld shop, Paint shop, Plastic Moulding, Engine assembly, Frame assembly and Engine Testing facility. This plant is the culmination of the best manufacturing know-how and practices gathered from Honda’s global operations. It employs optimum automation, latest equipment and best layout for achieving high quality, best ergonomics, improved operational efficiency and safety. The plant is highly focused on conservation of the environment and efficient use of energy & other natural resources.

With a cumulative investment of Rs 3526 crores, Tapukara plant currently employs about more than 3200 associates.

The Tapukara plant is the 2nd plant of HCIL which started its Phase I operations in September 2008 with Press Shop and Power Train Unit for engine components. With the start of production of cars in the 2nd plant, HCIL’s total installed production capacity has been increased to 240,000 units/ annum in India. During the current fiscal year 2013-14, HCIL set a new record of crossing 1 lakh unit sales for the first time in a financial year by selling 101,370 units in Apr’13– Jan 14 period registering a growth of 78% over same period last year which is the highest growth among other brands in the industry.

For details, please refer to the website of Honda Motor Co., Ltd

http://world.honda.com/news/2014/c140224India-Tapukara-Plant-Rajasthan/index.html